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                              March 11, 2024

       Yiping Yang
       Chief Financial Officer
       GreenTree Hospitality Group Ltd.
       1228 Zhongshan North Road, Putuo District
       Shanghai 200065
       People's Republic of China

                                                        Re: GreenTree
Hospitality Group Ltd.
                                                            Form 20-F for the
Year Ended December 31, 2022
                                                            Response Dated
October 10, 2023
                                                            File No. 001-38425

       Dear Yiping Yang:

              We have reviewed your October 10, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 11, 2023 letter.

       Form 20-F filed April 28, 2023

       We may not pay further dividends to our public shareholders. . ., page
35

   1. We note your response to comment 3. Please provide the U.S. Dollar equivalent amount for each of the
RMB amounts shown.
       4. Deconsolidations , page F-31

   2. We note your response to our prior comment number 8. Please further describe the facts and circumstances that
drove the BoD to have its suspicions that Mr. Zhang was
                                                        embezzling funds
including the timing and potential financial statement periods impacted.
                                                        Please ensure that your
response describes whether the Company believes such potential financial improprieties
existed prior to it beginning its dispute with Mr. Zhang in late May
                                                        2022. Finally, please
clarify how the Company determined that it had effective internal
 Yiping Yang
GreenTree Hospitality Group Ltd.
March 11, 2024
Page 2
      controls and disclosure controls and procedures related to its financial statements for any of the periods for which the Company had concerns about the heightened risk of Mr.
      Zhang's financial improprieties and how the Company was able to determine that such financial statements were not materially impacted.
3. We note your response to our prior comment number 8. Please expand your disclosures in future filings to better describe the facts and circumstances that led to the Company's conclusion that the minority shareholder's action or inaction resulted in the group's determination that it no longer controlled Argyle and as result began deconsolidating the
      Argyle group in June 2022. Your expanded disclosures should highlight the specific facts and circumstances similar to your added clarification in your response letter in order for investors to understand why the Company no longer has control over the Argyle group even though it still legally maintained a 60% ownership in the Argyle group.
       Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,
FirstName LastNameYiping Yang
                                                            Division of
Corporation Finance
Comapany NameGreenTree Hospitality Group Ltd.
                                                            Office of Real
Estate & Construction
March 11, 2024 Page 2
cc:       Yi Gao, Esq.
FirstName LastName